RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6912

MDELANEY@POGOLAW.COM

February 2, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Echo Healthcare Acquisition Corp. Registration Statement on Form S-1 Amendment Filed November 14, 2005 File No. 333-126650

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are responding to the comments received from your office by letter dated November 14, 2005 (the “November Letter”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). As we have previously conveyed to Michael Karney, the Company has elected to continue with its offering; however, the Company has made the following modifications:

•	Engaged a new lead underwriter, Morgan Joseph & Co. Inc., which will lead the Company’s marketing efforts with the assistance of Roth Capital Partners, LLC, as co-manager.
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Modified the underwriting discounts and commissions to reflect the new engagement, which will be an aggregate discount of seven percent, subject to the deferral arrangement discussed below. The concept of a non-accountable expense allowance has been removed. Four percent of the underwriters’ discounts and commissions will be paid at the closing of the proposed offering and three percent will be deferred and held in trust until the consummation of a business combination. In the event the Company does not complete a business combination and liquidates, the deferred portion of such discounts and commissions will be forfeited by the underwriters and distributed to stockholders entitled to receive distributions of the trust fund. The underwriters will also be receiving an Unit Purchase Option for up to 312,500 units at $10 per unit. Furthermore, the underwriters have agreed to remove the one percent fee associated with mergers and acquisitions advisory services and the five percent warrant solicitation fee.

•	Modified the size of the offering to $50 million with all pricing terms preserved, except with respect to underwriters’ discounts and commissions as noted directly above.

Securities and Exchange Commission

February 2, 2006

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Both the Company’s legal counsel and the Company’s financial printer have agreed to defer payment on a portion of their fees (aggregating up to $270,000) until the consummation of a business combination. The Company’s legal counsel has agreed to defer 50% of its fees and the Company’s financial printer has agreed to defer up to 20% of its fees. The funds that would have otherwise been used to pay these fees at the closing of the proposed offering will be held in the trust fund and will be forfeited by the Company’s legal counsel and financial printer in the event the Company fails to complete a business combination and liquidates the trust fund. In such event, the funds would be distributed to stockholders entitled to receive distributions of the trust fund.

•	Certain of the existing stockholders have agreed to the following transactions:
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Certain existing stockholders will purchase in a private placement concurrently with the closing of the offering 458,333 warrants (which will be separate and distinct from the warrants associated with units offered in the public offering) for an aggregate purchase price of $550,000. The proceeds of this purchase will be held in the trust fund along with the proceeds from the Company’s offering of units. In the event the Company does not complete a business combination and liquidates, the warrants so acquired by the existing stockholders will expire worthless, the existing stockholders will have no rights to receive any payment with respect to such warrants, and the associated funds will be distributed to stockholders of the Company entitled to receive distributions from the trust fund.

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Certain existing stockholders have agreed to purchase in the open market, following all applicable waiting periods required by Regulation M, up to an aggregate of $300,000 warrants (which will be the warrants associated with the units offered in the offering) for a purchase price of up to $1.20 per warrant.

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Certain existing stockholders have agreed to provide to the Company a limited recourse subordinated revolving line of credit of up to $750,000 to provide the Company with adequate working capital to operate prior to the completion of its initial business combination. Any amounts borrowed under this line of credit will only be repaid upon the consummation of the business combination. Unlike the loan contemplated in the Company’s last amendment to the Registration Statement, this revolving line of credit will not contain any rights to convert the outstanding principal and/or accrued interest into warrants of the Company but rather will only be paid in cash. To ensure equitable treatment, the amounts borrowed under the agreement will accrue interest at a rate equal to the rate of interest earned on proceeds of the offering held in trust.

Securities and Exchange Commission

February 2, 2006

We have restated and responded to each of your comments in the November Letter below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 8 to the Registration Statement, as applicable, which is being filed concurrently and reflects the Company’s responses to your comments.

General

1.

Comment: Please file a revised Letter Agreement reflecting the changes in the warrant purchase arrangement. In this regard, we note that Joel Kanter, and/or his designees have reduced their commitment to purchase warrants in the open market to $300,000.

Response: In response to the staff’s comment, we have filed a revised form of Warrant Purchase Agreement as an exhibit to the Registration Statement with respect to the commitment of Joel Kanter and/or his designees to purchase $300,000 warrants in the open market.

2.	Comment: Please file an amended underwriting agreement reflecting the changes that have taken place since the filing of pre-effective amendment 6 on November 4, 2005.

Response: In response to the staff’s comments, we have filed a revised form of underwriting agreement reflecting the new arrangements with the Company’s underwriters as an exhibit to the Registration Statement.

3.

Comment: Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

Response: The Company undertakes to inform you, prior to the effectiveness of the Registration Statement, whether or not the amount of compensation allowable or payable to underwriters has received clearance from the NASD.

4.

Comment: In connection with the loan agreement between the company and certain of your officers and directors, we note that you have agreed that, “if permissible under applicable federal and state securities laws,” you will offer to exchange the debt obligations for additional warrants to purchase your common stock. Please expand your disclosure regarding the exchange of warrants for loans and the permissibility of such an exchange under applicable “federal securities laws.”

Response: The Company has revised its lending arrangement with its existing stockholders to provide for a subordinated line of credit in lieu of a convertible loan agreement. As a result, we have revised the disclosure on pages 6, 18, 24, 31, 38, 69, and

Securities and Exchange Commission

February 2, 2006

71 to remove the discussion relating to the conversion of loan amounts and to add disclosure regarding the terms of the limited recourse line of credit. We have also filed the form of limited recourse line of credit agreement as an exhibit to the Registration Statement.

5.

Comment: We note your revisions to the discussion of the determination of the offering size. Add disclosure that clearly states that management, based on the analyses performed in connection with the determination of the initial offering size, continues to believe that $75 million in gross proceeds would have placed the company in the best position to pursue a combination in the healthcare industry but a 60 percent reduction in the size of the offering now presents management with a different framework for effecting the company’s business plan given the diminished scope of available combination candidates. In this regard, add disclosure that states that the reduction in the offering size translates into a corresponding reduction in the size of the proposed business combination and further revise the disclosure to reflect how the reduction in the size of the offering has impacted the company’s prior analysis as to the optimal offering size and the acquisition options now available to the company. Finally, your disclosure regarding “changes in market conditions” as the reason for the reduction in the size of the transaction is too vague to adequately convey the reasons why the size of the deal has been so significantly downscaled and should be revised to more explicitly state why the company will not be able to raise the proceeds that it initially believed might be available through this offering. To the extent that the company possesses knowledge regarding the marketability of similarly structured transactions, so disclose.

Response: In response to the staff’s comment, we have modified our disclosure regarding the determination of size of offering on pages 7, 8, 38, 39, 54, 55 and 56. In this regard, we discuss our analysis in establishing the size of the offering at $50 million. Because the Company has engaged a new lead underwriter and will undertake to do a new road show, we have removed references to the initial size of the offering of $75 million as we believe this disclosure is confusing and no longer helpful to investors. Furthermore, we note that our review of other blank-check companies presently with registration statements under review by the staff has revealed that no other such company has been required to include this discussion (including those with initial filings or amendments subsequent to the staff’s request for inclusion of this discussion in the Company’s Registration Statement) in their prospectuses. While the Company is amenable to retaining the disclosure if requested by the staff, the Company would appreciate understanding the staff’s position regarding this disclosure with respect to the Company’s filing. With the staff’s permission, the Company would prefer to delete the discussion throughout the prospectus.

6.

Comment: We note your revised disclosure concerning the fact that Roth Capital Partners has been granted certain rights of first refusal with respect to investment banking services in connection with the proposed business combination transaction. Please clarify

Securities and Exchange Commission

February 2, 2006

as to whether Roth will also serve as the representative of the officers and/or directors who are purchasing shares under the warrant repurchase agreement. If so, discuss how such an arrangement is consistent with Rule 10b-5 under the Securities Exchange Act of 1934. We may have further comment.

Response: Our underwriters have agreed to no longer require a grant of a right of first refusal with respect to investment banking services in connection with a proposed business combination. As a consequence, we have deleted references thereto throughout the prospectus. In addition, our underwriters will not serve as representatives in connection with the purchases made by our officers and/or directors under the Warrant Purchase Agreement. The disclosure on page 67 reflects this arrangement.

7.

Comment: Provide disclosure to clarify how the purchase of warrants by certain officers and/or directors under the warrant repurchase agreement, and the potential issuance of warrants to the officers and directors under the working capital loan arrangement will impact the percentage of issued and outstanding shares held by such officers and/or directors and the impact on the ability of such officers and/or directors to exercise control with respect to the company.

Response: In response to the staff’s comments, we have revised the prospectus on pages 16, 18, 19 and 20 to discuss how the purchases of warrants by certain officers and directors will impact the ability of such officers and/or directors to exercise control with respect to the company.

Capitalization

8.	Comment: Please revise your table to include the proforma (as adjusted) effect of the $550,000 loan with your founder.

Response: In response to the staff’s comments, we have revised our capitalization table to include the pro forma (as adjusted) effect of the limited recourse line of credit of $750,000. For purposes of the table, the Company has assumed full draw down of the $750,000.

Securities and Exchange Commission

February 2, 2006

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6912 or Rick Miller at (404) 572-6787. Our fax number is (404) 572-6999.

Very truly yours,

Michael J. Delaney

Enclosures

cc:	Mr. Joel Kanter
Rick Miller, Esq.
Douglas Ellenoff, Esq.
Jody Samuels, Esq.